Heineken Holding N.V.

08004873

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA

RECEIVED
2008 SEP 12 A 9:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

date 28 August 2008

SUPPL

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Press-information dated 27 August 2008
- Interim-dividend announcement dated 27 August 2008

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

PROCESSED
SEP 16 2008
THOMSON REUTERS

Encls.

dlw 9/15

Heineken Holding N.V.

press-information

Heineken Holding N.V. reports organic net profit growth of 5.3% for the first half of 2008

Amsterdam, 27 August 2008 – Heineken Holding N.V. today announced its results for the first six months of 2008[1].

- **The net result of Heineken Holding N.V.'s participating interest** in Heineken N.V. for the first half of 2008 turned out at EUR 204 million.
- **Organic net profit growth of 5.3%,** driven by higher pricing across most markets, increased volumes and cost reduction. Net profit (beia) was slightly lower at EUR 540 million, due to a negative currency effect and higher interest charges related to the financing of acquisitions.
- **Organic EBIT (beia) growth of 7.5%.** EBIT (beia) increased to EUR 925m.
- **Revenue growth of 17.1% to** EUR 6,411m., of which 6.7% was organic.
- **Consolidated beer volume growth of +15.0% to 58.6 million hectolitres.** First time consolidations accounted for 9.6% of the growth, and 5.4% was organic, driven by strong performances in Africa, Central and Eastern Europe and Asia Pacific. Volume in Western Europe and the USA was lower as markets were affected by weakening economies.
- **Heineken brand growth of 5.8% in the international premium segment** to 12.9 million hectolitres, gaining share.
- **Additional gross cost savings of EUR 84 million** related to the F2F cost reduction programme. Improvement in the fixed cost ratio to 29.6% from 31.5% for the half year of 2007.
- Expected **organic net profit growth of at least mid-single digit for** the full year **2008.**
- Heineken Holding N.V. will pay an **increased interim dividend** of EUR 0.28 per ordinary share on 3 September 2008 (2007: EUR 0.24).
- **Heineken has completed the S&N acquisition,** integration of new businesses is proceeding rapidly.

[1] For an explanation of the terms in this press release, please refer to the glossary at the back of the release

www.heinekeninternational.com
Tweede Weteringplantsoen 5 - 1017 ZD Amsterdam, The Netherlands
Registered Office at Amsterdam, Trade Register Amsterdam No.. 33078624

- Heineken half-year statements include the first-time consolidation of S&N as of 1st May 2008. In addition, from January 2008, Heineken decided to adopt the equity accounting method for joint ventures, replacing the proportional consolidation method.

Key figures (2007 restated for equity method of joint venture accounting)

	2008 HY	2007 HY	Change	Organic growth
	(mhl)	*(mhl)*		
Group beer volume	76.0	68.1	11.6%	4.1%
Consolidated beer volume	*58.6*	*51.0*	15.0%	5.4%
	(EUR m)	*(EUR m)*		
Revenue	6,411	5,476	17.1%	6.7%
EBIT	772	605	27.7%	-
EBIT (beia)	925	861	7.4%	7.5%
Net Profit (beia)	540	548	-1.5%	5.3%
Net Profit Heineken Holding N.V.	204	151	34.8%	-
	(EUR)	*(EUR)*		
Basic EPS	0.83	0.62	34.8%	
Diluted EPS	0.83	0.62	34,8%	

Heineken Holding N.V. engages in no activities other than its participating interest in Heineken N.V. and the management and supervision of and provision of services to that company.

2008 full-year profit outlook

Heineken forecasts at least mid-single digit organic net profit growth for the full year of 2008.

Heineken expects the volume trends of the first half to continue in the second half of 2008. Heineken will continue to pass on higher input costs to the consumer.

The Heineken brand is well positioned to exploit the positive trend for international premium brands, and the growth of Heineken's top-of-mainstream brands will add to the margin and profit growth as well.

In the first half of 2008, input costs increased 15% in price per hectolitre. In line with earlier forecasts, the full year price increase is expected to remain at that level. Heineken has hedging in place for 100% of the 2008 raw material and packaging needs, for 50% of the total 2009 requirements, and expects for 2009 a price increase of approximately 8% compared to 2008.

Total gross cost reductions in relation to the F2F programme reached 86% of the total EUR 450 million target. The remaining EUR 60 million will be realised in the second half of 2008. Exceptional charges related to F2F in the second half of the year are estimated at EUR 40 million.

The estimated 2008 capital expenditures related to property, plant and equipment, including the investments in newly acquired businesses is forecasted at EUR 1.2 billion.

Interim dividend

According to the articles of association of Heineken Holding N.V. both Heineken Holding N.V. and Heineken N.V. pay an identical dividend per share.
The Heineken N.V. dividend policy aims to achieve a dividend payout ratio of 30%-35% of Net Profit (beia) and the interim dividend is fixed at 40% of the total dividend of the previous year. Accordingly, an interim dividend of EUR 0.28 per ordinary share of EUR 1.60 nominal value will be paid on 3 September 2008. The ex-dividend date for Heineken Holding N.V. ordinary shares is 28 August 2008.

Organic growth in Consolidated Beer Volume: 5.4%

Consolidated Beer Volume (m hl)	H1 2008	H1 2007	Change	Organic change
Western Europe	19.2	16.0	20%	-1.3%
Central and Eastern Europe	24.9	22.3	12%	6.1%
Africa and Middle East	8.4	6.7	25%	23%
Americas	4.9	4.9	0%	-1.9%
Asia/Pacific	1.2	1.1	14%	14%
Total	58.6	51.0	**+15%**	**5.4%**

Consolidated beer volume excluding joint ventures increased 15% to 58.6 million hectolitres, of which 5.4% was organic growth. First time consolidations added 5.0 million hectolitres, or 9.6%. The acquisition of S&N accounted for 3.6 million hectolitres and the remainder was the result of acquisitions made in Czech Republic, Romania, Serbia, Belarus and Algeria. Organic volume growth was particularly strong in Russia, Poland, Romania, Nigeria, South Africa and Democratic Republic of Congo. Indonesia drove growth in Asia. Volume decreased 1.3% organically in Western Europe, despite growth in the United Kingdom and Switzerland.

Group beer volume increased 11.6% to 76.0 million hectolitres, of which 4.1% was organic. Volume relating to joint ventures and to license agreements to third parties is fully included in the Group beer volume figures.

Continued growth of the Heineken brand

Volume of the Heineken brand in the international premium segment grew +5.8% from 12.1 to 12.9 million hectolitres, driven by double digit growth in Central and Eastern Europe, Africa and the Middle East and Asia Pacific, as well as continued growth in Western Europe where the brand has a large volume base. The market share of the Heineken brand in the International Premium Segment exceeds 20%.
Total volume of the Heineken brand (including the Netherlands) increased by 5.3% to 14.5 million hectolitres.

Volume of the Heineken brand in international premium segment

(m hl)	H1 2008	H1 2007	Change
Western Europe	3.9	3.8	2.5%
Central and Eastern Europe	1.4	1.2	12%
Africa and the Middle East	0.9	0.7	24%
Americas	4.4	4.5	-0.6%
Asia/Pacific	2.3	2.0	16%
Total Heineken volume	**12.9**	**12.1**	**5.8%**

In Africa and the Middle East, volume of the Heineken brand grew 24%, driven by strong demand in Nigeria, South Africa and by the distribution network of the newly acquired brewery in Algeria. With 320,000 additional hectolitres, Asia Pacific was the largest contributor in absolute numbers, with strong growth across all countries in the region. In Central and Eastern Europe, volume increased 12%, driven by Romania, Greece and Russia, whilst in Western Europe (+2.5%), robust volume growth in France and the UK offset lower volume in Southern Europe. In the Americas the Heineken brand remained broadly stable, as lower volume in the USA was balanced by higher volume in Canada and Chile. Depletions of Heineken Premium Light grew 2.2%.

Heineken extended its partnership with the UEFA Champions League for a further three years and continues its involvement with the James Bond film franchise as a co-sponsor of "Quantum of Solace", to be released this autumn.

Volumes sold with new packages and draft beer systems grew 22%, mainly driven by the continued success of DraughtKeg. The BeerTender, which has sold 415,000 appliances since introduction, is present in 9 markets, including the USA. In the first half of the year, Heineken continued the roll out of Extra-Cold, reaching a total of 55,000 draft beer installations worldwide.

Amstel

Volume of the Amstel brand was broadly stable at 5.1 million hectolitres.
Amstel Pulse reached the milestone of 500 million bottles sold since introduction in 2006 and has now been rolled out in 10 countries.
In the USA a new campaign for Amstel Light launched in May has been well received by consumers. A year after regaining the Amstel license in South Africa, the brand continues to regain market share.

Strong organic revenue growth

Total revenue increased 17.1% to EUR 6,411 million. Organic revenue growth was 6.7% of which 1.6% was driven by higher volumes and 5.1% as a result of a better price and sales mix. Price increases were implemented in the vast majority of Heineken's markets to cover the effect of rising input and energy costs.
First time consolidations added EUR 677 million, or 12.4% to revenue, of which S&N represented 90%. Currency fluctuations accounted for a net 2.0% decrease in revenues with lower exchange rates for the US dollar and Nigerian naira against the Euro and higher for the Polish zloty.

Delivery in full of the Fit 2 Fight targets

Fit 2 Fight (F2F), Heineken's cost savings programme entered its final year. The F2F fixed cost ratio improved further to 29.6% from 31.5% in June 2007. Rigorous cost management is now a consistent feature of the approach to business.

In the first six months, Heineken realised gross savings of EUR 84 million. The cumulative savings, since the start of the programme, now total EUR 389 million. Heineken will complete the programme by the end of 2008, on time and on target. Exceptional costs related to F2F in the first six months of 2008 totalled EUR 59 million, of which 85% were cash costs.

Western Europe generated the majority of the savings, contributing EUR 41 million, or 49%, followed by Central and Eastern Europe with EUR 28 million (33%).

63% of the saving was related to supply chain initiatives. Other initiatives, including the implementation of shared service centres, particularly in Poland and Italy generated 16%. Further rationalisation in distribution contributed 21%.

Swift and successful integration of Scottish & Newcastle

The integration of the acquired S&N businesses proceeds well. Key management in the local operations has been retained, facilitating a rapid integration. Heineken continues to co-operate with the Irish Competition Authority concerning the review of the acquisition of the Beamish & Crawford business.

The first time consolidation of the S&N operations from 1 May contributed EUR 608 million to revenue and EUR 28 million to EBIT (beia). If the acquisition had occurred on 1 January 2008, management estimates that the contribution of S&N operations would have been EUR 1,512 million to revenue and EUR 32 million to EBIT (beia) for the first half year.

On 22 August Heineken N.V. presented a condensed opening balance sheet from 1 May 2008 for the S&N businesses. As a result of different accounting criteria, especially in the consolidation of assets and liabilities of a pub estate partnership and a logistic partnership in the UK, and in the financing from factoring, net debt of the former S&N operations increases by EUR 917 million.

After reviewing the S&N businesses, the condensed pro forma EBIT (beia) for the year 2007 has been estimated at EUR 303 million.

In addition, Heineken N.V. announced an increase in expected synergies from the S&N acquisition to GBP 145 million (EUR 184 million), from GBP 120 million (EUR 152 million), of which GBP 110 million are cost synergies and GBP 35 million are revenue synergies. At the end of August, realised cost synergies, on an annualised basis, totalled EUR 60 million before tax.

For 2008, Heineken expects to report realised cost synergies of EUR 30 million before tax. Associated exceptional restructuring costs is expected to total EUR 70 million, mostly in cash.

Subsequent events

The following relevant events occurred following the close of the half year at the end of June:

On 21 August 2008, the Swiss Competition Commission approved the acquisition of Eichhof Beverage Holding by Heineken Switzerland, allowing completion of the deal begun in the first half of 2008.

On 22 August 2008, Heineken N.V. announced that during July it has placed EUR 742 million of long-term debt instruments, including a US private placement for USD 505 million and a European private placement for EUR 418 million. These private placements have 5 to 10 years maturities. Earlier Heineken re-negotiated an existing US private placement of S&N for USD 1,150 million.

In Serbia, the collaboration with Efes Breweries International (EBI) and Heineken is progressing as planned. As a result of a share issue, Heineken now owns 72% of Central Europe Beverages BV (CEB), which has the majority shareholdings in the operating entities in Serbia, while EBI retains 28% of CEB.

Review by Region

Western Europe

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	19.2	16.0	20%
Consolidated cider volume, mhl	0.9	-	-
Revenue, EUR m	3,372	2,703	25%
EBIT (beia), EUR m	360	332	8.4%

In Western Europe, most beer markets were down as a result of challenging comparables due to the impact on volume of the substantial price increases implemented at the start of 2008, weakening economies and the implementation of smoking bans. Heineken's consolidated beer volume was 1.3% lower on an organic basis, as strong growth in the UK and Switzerland was offset by declines in Italy, Spain and the Netherlands. The reported volume including S&N for two months, totalled 19.2 million hectolitres.
The volume of the Heineken brand in the premium segment increased by 2.5% to 3.9 million hectolitres, driven by France and the UK.

EBIT (beia) was 8.4% higher at EUR 360 million, benefiting from the consolidation of S&N.

Heineken significantly strengthened its leadership in the region. Through its acquisition of the Scottish & Newcastle businesses, Heineken achieved a number #1 market position in the UK and number # 2 positions in Portugal, Finland and Belgium. Heineken also strengthened its number # 2 position in Switzerland following the successful tender offer for the beverage division of the Eichhof Holding Group.

The United Kingdom

Integration of Heineken's UK operations has been both rapid and smooth, with minimal impact on operations. Three months after deal closure, trade customers have been able to place combined orders for S&N and Heineken brands.

The UK market experienced a difficult six months to June, with the ongoing effect of the smoking ban, an increase in excise duty more than double the rate of inflation and a weaker economic environment impact consumer spending power.

S&N implemented price increases in both on and off-trade at the beginning of the year, and some share was lost in the off-trade due to low promotional activity in March and April but Heineken's overall share in the beer and cider market at the end of the period was just fractionally lower.

Key brands continue to perform well. In Premium lager Heineken showed strong growth (+39%), Kronenbourg 1664 gained share and John Smith's extended its market leading position in the ale segment.

The UK business continues to lead market growth in the cider category. Both Strongbow (+12%) and Bulmers (+75%) showed sustained growth in volume share through continued investments in advertising, innovation and sales execution.

Spain

Revenue of Heineken España grew as a result of average net price increases of 4.5% implemented in the first quarter. The weakening economic growth, a transport strike in June, and increased competition from private labels, resulted in lower volume (-3.1%). EBIT (beia) was also lower. Volumes of the Heineken and Cruzcampo brands were lower, but the brands maintained market share in the branded segment, and Buckler grew 1% in volume. As planned, the new brewery in Seville became fully operational at the beginning of the year.

France

The French market declined, as a result of the introduction of the smoking ban, and a deteriorating economic climate. However, Heineken France was able to increase volume organically by 2.6%, driven by the introduction of new pack types and a strong performance in the off-trade channel. The branded portfolio gained market share, with the Heineken and the Pelforth brand growing strongly. Desperados was flat. Revenue was fractionally higher, whilst EBIT (beia) was lower, as a weak on-trade affected margins.

Heineken France recently announced EUR 124 million of investments in the reorganisation of its brewing operations and the sale of the St. Omer brewery, in order to drive efficiency, improve margins and focus on the profitable segment of the market.

Italy

The significant price increases implemented at the beginning of the year, in combination with a softening of consumer confidence, led to lower volumes. Volume of Heineken's leading mainstream brand, Moretti, was stable, whilst volume of the Heineken brand was lower. Despite higher prices and the positive contribution of F2F, EBIT (beia) was lower.

The Netherlands

Revenues of Heineken Netherlands grew 2.8% organically, due to price increases implemented across the portfolio. Volume was fractionally lower, but the Heineken brand grew 1.3% and gained share.

EBIT (beia) increased as a result of the F2F savings and better pricing.

EBIT of Vrumona, Heineken's soft drinks operation, was broadly stable, as the good results of the off-premise business offset higher input costs.

Other markets
Revenue and EBIT (beia) continued to grow organically at Heineken Ireland, whilst volume was broadly flat, as a result of the price increases implemented in the first half of the year. In Switzerland, revenues grew 6.0%, as a result of volume growth (+2.5%). In July, Heineken completed the tender offer on Eichhof Beverage Holding, which main brand is Eichhof lager.
The Portuguese beer market was lower, due to a weakening economy. Volume at Centralcer was also lower, as a result of 5% price increase implemented in the first six months.
In Finland the increase in volume of water and soft drinks offset the lower volume of beer in the off-trade channel. In this context Hartwall managed to maintain its market share.

Central and Eastern Europe

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	24.9	22.3	12%
Revenue, EUR m	1,761	1,544	14%
EBIT (beia), EUR m	177	201	-12%

Volume in Central and Eastern Europe grew 12%, of which 6.1% was organic. New consolidations added 1.3 million hectolitres of beer, and relate mostly to Syabar (Belarus) and Bere Mures (Romania). Despite the challenging weather comparison with the first four months of 2007, almost all countries showed positive volume growth, with Russia, Poland and Romania accounting for over 90% of the total growth.

Increasing purchasing power of consumers, the shift from vodka to beer, and marketing activities of the international players is driving beer growth across the region. The mainstream segment, the largest in terms of volume, is under pressure from premium and low priced beers, thus affecting the regional sales mix.

Volume of the Heineken brand grew in every country, totalling 1.4 million hectolitres, with increases of 20% or more recorded in Slovakia, Serbia, Bulgaria and Romania. In value terms Greece, Russia and Romania were the major drivers of growth.

In 2008, Heineken continued its rollout of the Extra Cold programme, reaching a total of 20,500 installations. A DraughtKeg line was installed in the brewery in St. Petersburg, in order to meet the strong demand of this innovative package that sold 10,000 hectolitres in the first six months.

Heineken increased its selling prices across the region, mostly in the second quarter of 2008. The positive effect of higher prices on margins will be more visible in the second half of the year.

Revenue grew 9.4% organically, driven by higher volume. EBIT (beia) was 12% lower, affected by higher input costs, currency devaluations and some additional investments in marketing, predominantly in Russia.

Russia

Due to wet weather in 2008 compared with excellent weather in 2007 the beer market was only slightly up. The premium segment continues to gain share, whilst the mainstream segment is under pressure. Heineken Russia's organic volume growth was strong (+11.6%), driven by its premium portfolio (Heineken + 16.3% and Zlaty Bazant), the economy brands like Three Bears and the success of brands like Doctor Diesel. Volume of Bochkarev was lower, and new packages were developed for the summer season. EBIT (beia) was lower, affected by additional distribution and input costs, and the unfavourable shift in sales mix. Benefits from selling price increases will be more evident in the second half of 2008.

Poland

The market in Poland increased by 3.5%, and Grupa Zywiec showed a strong volume growth of 5.3%, driven mainly by Warka (+18%) and Specjal (9%). The premium brand Zywiec grew 3%, whilst the Heineken brand was up 1.4%. Input cost pressure affected overall EBIT (beia), as sales prices were increased only in May. The appreciation of the Polish Zloty contributed positively to EBIT.

Austria

Volume grew 3.1%, driven by promotional activities around the European Soccer Championship 2008. Volume of the Heineken brand increased 17%, driven by BeerTender and a special edition of cans for the European Championship. All key brands in the portfolio grew, including Gösser. Revenue remained broadly unchanged, whilst EBIT (beia) was slightly lower.

Greece

Volume in Greece grew 1.8%, driven by the Heineken brand, which increased volume by 6.3%. Additional volume and higher prices, as of March, led to high single digit growth in revenue and EBIT, despite a national transport strike in May, lower tourist numbers and an earthquake close to the Patras brewery in June.

Germany

In Germany, the Heineken brand recorded 11.2% growth. Volumes of Brau Holding International, Heineken's joint venture with the Schörghuber group, remained broadly unchanged. EBIT (beia) was slightly lower, due to increasing input cost pressure.

Other markets
Volumes in Romania grew 5.6%, driven by its key brands Heineken (35%), Bucegi and Goldenbrau. EBIT (beia) was lower, as a result of the shift of the sales mix towards mainstream brands, and the additional marketing investments behind the Ciuc brand. Volumes in the Czech Republic were higher, despite price increases realised during the second quarter. The Krusovice brand is growing, also helped by additional marketing investments. The strength of the Czech Crown against the Euro affected the export volume.

Africa and the Middle East

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	8.4	6.7	25%
Revenue, EUR m	753	603	25%
EBIT (beia), EUR m	206	153	35%

Africa and the Middle East was the strongest performing region both in terms of volume and profitability. The improving environment and the increasing proceeds from oil and commodities continue to grow purchasing power and beer consumption.

Consolidated beer volume grew 1.7 million hectolitres, of which 93% was organic and 7% was the first time consolidation of Tango Brewery in Algeria. Nigeria alone contributed more than 40% to the regional volume growth, the remainder as a result of growth in South Africa, The Democratic Republic of Congo and Rwanda.

Revenue grew 25%, despite a negative currency effect, driven by positive volume growth and higher selling prices resulting in an additional EUR 53 million at EBIT (beia) level.

Heineken continued to invest in the region through expansion of its geographic footprint and adding capacity.

Volume of the Heineken brand grew across all countries, reaching 880,000 hectolitres. Brandhouse, Heineken's Joint Venture with Diageo and Namibian Breweries, was the largest contributor to growth, followed by Nigerian Breweries.

Group volume of the Amstel brand is growing fast, due to the good performance of Heineken's import operation in South Africa, where Heineken regained the brand in March 2007.

Nigeria
Combined volumes of Nigerian Breweries and Consolidated Brewery grew 17%, outperforming a fast growing market (+15%). In particular, the Heineken brand grew strongly (77%), driven in part by the roll out of 33 cl cans and the favourable media

impact of the UEFA Champions League sponsorship. Volumes of Star and of Gulder both grew in excess of 13% despite price increases.
Despite a lower Naira, EBIT (beia) grew over 40%, thanks to the strong top line growth and a more efficient cost structure.

Egypt
The local market benefited from a substantial increase in tourism, continuing the trend of the last few years.
Al Ahrams beer volume increased 8.9%, driven by Heineken (+32%) and by Sakara.
EBIT (beia) increased substantially in the first six months of the year, thanks to strong volume growth combined with an increase in prices across the beer, wine and spirits portfolio as of mid March.

South Africa
In February 2008, Heineken, Diageo and Namibia Breweries announced the extension of their existing successful partnership for the South African market, through the creation of a new venture for their combined beer, cider and RTD portfolio. In addition, Heineken and Diageo commenced construction of a 3-million hectolitre brewery in Sedibeng, close to Johannesburg. Revenue from beer and spirits at brandhouse more than doubled in the first six months of 2008, due to the significant increase in volumes of Heineken's drinks portfolio. The Heineken brand grew 43%, and the Amstel brand continued to regain share and grow volume. As forecast, the net profit contribution of Heineken's South African operations remains temporarily negative, due to the high import and transportation costs associated with the current route to market of Amstel.

The Americas

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	4.9	4.9	0%
Revenue, EUR m	749	805	-7.0%
EBIT (beia), EUR m	109	118	-7.7%

The regional performance reflects on the one hand the economic environment in the USA and on the other hand the strong performances from the other markets in the region. Total consolidated beer volume was stable at 4.9 million hectolitres.

Volume of the Heineken brand was slightly lower, at 4.4 million hectolitres, as 25% growth in Canada, Chile and Argentina was offset by lower volume in the USA.

Revenue increased 1.3% organically driven by higher prices in Canada and the Caribbean region. Reported revenue was 7% lower due mainly to the devaluation of the US Dollar. Similarly, EBIT (beia) was 7.7% lower as the effects of cost savings across the region were offset by weaker currencies.

USA
According to "scanner data", the US beer market grew fractionally, with domestic sales 0.7% higher and the import segment broadly flat which meant imported brands underperformed domestic players at the start of the year.

Sales volume at Heineken USA was 2.4% lower. Beer sales volume (excluding the FEMSA brands) was 5.8% lower, partly due to strong sales in 2007, when the Heineken Premium Light can and the DraughtKeg were rolled out nationally, and reduction of inventories at distributors level in 2008.

Depletions of the Dutch portfolio – sales by distributors to retailers – were 3.7% lower. Heineken Premium Light outgrew the light beer category (+2.2%), thanks to new pack types, a strong performance in the food and liquor channels and the launch of the new "Share the Good" marketing campaign. Depletions of the Heineken Lager brand were 3.5% lower, as a result of less promotion and weak on-trade. Heineken Lager continues to grow in Central USA and on the West Coast but it was lower in the East. Amstel Light depletions were 12% lower; in May Heineken launched a new marketing campaign "a dam good beer". Newcastle Brown Ale has already been integrated into the Heineken USA portfolio.

The FEMSA portfolio grew 6.1% in sales volume and 7.6% in depletions, gaining share in the import segment. This strong performance was driven by Dos Equis (+18%) and Tecate (+5.3%).

Despite the challenging market environment, organic EBIT was stable (excluding currency effect), as a result of higher sales in innovative packaging; stricter cost control and a higher efficiency in marketing spend. Reported EBIT (beia) was lower, due to the negative currency effect of EUR 23 million.

Chile and Argentina
In Chile and Argentina, Heineken operates through its joint venture, CCU. Volume growth in Chile remained strong, at +8.8%, driven by excellent weather and the strong growth of the premium segment. The Heineken brand recorded a 27% increase. Escudo, a leading local brand, grew strongly. Excluding the currency effect, EBIT (beia) grew double digit. In Argentina the Heineken Brand grew by 25%. CCU Argentina has acquired the ICSA business, bringing its consolidated market share over 20%.

Canada
Heineken Canada increased its market share, and delivered double-digit growth in both revenue and EBIT, driven by higher volume. The Heineken brand grew 26%, thanks to the strong performance of the DraughtKeg, now rolled out nationally, and despite the price increases implemented in the year.

The Caribbean
Revenue and EBIT (beia) grew organically, thanks to the strong performance exports and the brewery in Panama, where a new sales and distribution strategy was

implemented. Group beer volume increased 6.8%, driven by a strong performance in Panama, whilst volume in the Bahamas and Puerto Rico were negatively affected by double-digit price increases and lower tourist numbers.

Asia Pacific

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	1.2	1.1	14%
Revenue, EUR m	127	115	11%
EBIT (beia), EUR m	40	31	29%

Heineken operates in part of the region through joint ventures. The change in accounting for joint ventures announced by Heineken on 22 August 2008, has a considerable impact on the reported data for the region. The Group beer volume, including joint ventures and licenses, grew 11% to 7.2 million hectolitres.

The region experienced positive trading, with growth in volume, a positive sales mix, and the successful implementation of higher prices in Heineken's own operations (Indonesia, Taiwan, New Caledonia, Korea). As a result, revenue grew by double digits, and EBIT (beia) grew 29%.

Similar trends were visible in the markets in which Heineken operates through Asia Pacific Breweries (APB), its joint venture with Fraser & Neave. APB's attributable net profit before exceptional items was up 14% despite devaluation of currencies against the Singapore Dollar, and start-up costs of the new breweries in Laos and India.

Following the acquisition of parts of Scottish & Newcastle, Heineken became the owner of a 37.5% interest in United Breweries Limited (UBL), the leading Indian brewer. We are currently in discussions with both APB and UBL to establish how we will structure the future co-operation in this fast growing beer market.

The volume of the Heineken brand increased 16.2%, thanks to strong performances across the region, particularly in Vietnam and Taiwan.
Group volume of the Tiger brand grew 14%.

Asia-Pacific Breweries

Given the strong growth in the last few years, Indo-China (Vietnam, Cambodia and Laos) accounts now for more than 50% of APB's EBIT. Volume grew 16% and operating profit grew 21%, driven mainly by increase in demand and production synergies in Vietnam.

In Singapore, the success of Heineken's premium brand portfolio drove a 4% increase in volume in this mature and competitive market. As a result of the positive volume and sales mix, EBIT grew 29%.

The Thai market remains highly competitive and heavily regulated. Volume nevertheless increased marginally, whilst EBIT grew double digits, largely as a result of cost management.

In Malaysia, volume grew 11%, positively impacting revenue and profit.

Volumes in China were slightly lower, due to intense competition, a particularly cold winter and the negative effect of price increases on volume. Heineken's joint venture company Heineken-APB China Pte Ltd, disposed its 49% stake in Jiangsu DaFuHao Breweries. The stake is sold to its partner.

Indonesia

Volume in Indonesia increased 15%, with a 42% increase for volume of the Heineken brand. Strict cost control, combined with higher selling prices and volume growth drove a strong increase in EBIT. Bintang, the local mainstream brand, grew 8.6% despite the higher prices.

India

UBL sales grew by 12% driven by high growth in the strong segment and increased share. EBIT grew in line with sales. UBL has raised RS 4.25 billion (EUR 65 million) through an equity rights issue, which will be used towards increasing production capacity.

Heineken N.V.'s Head Office Costs and Eliminations

	H1 2008	H1 2007	Change
EBIT (beia), EUR m	33	26	25%

EBIT (beia) of Heineken N.V.'s Head Office Costs and Eliminations unit was EUR 7 million higher. The growth in royalties from the Heineken brand, and higher income from malting fees at Heineken's Belgian maltery outweighed cost associated with the development of innovations at Beer Systems and the inclusion of part of the former S&N head office costs.

EBIT (beia) grew 7.5% organically

EBIT (beia) grew to EUR 925 million. The positive contribution of first time consolidations (EUR 30 million), was offset by lower exchange rates of foreign currencies versus the euro (in particular US dollar and Nigerian Naira).
Reported EBIT was 27.7% higher, at EUR 772 million. In the first six months of 2008, exceptional costs totalled EUR 134 million, while in 2007 the exceptional costs, including the EU fine, totalled EUR 251 million.

Development of EBIT

	2008 HY	2007 HY
EBIT	772	605
Amortisation of brands and customer relations	19	6
Exceptional items	134	251
EBIT (beia)	**925**	**861**

EBIT (beia) 2007 HY	**861**	**Change**
Organic EBIT growth	65	7.5%
Exchange rate effects	-31	-3.5%
First-time consolidations	30	3.4%
EBIT (beia) 2008 HY	**925**	**7.4%**

Marketing and selling costs were up 13.1%, of which 5.4% was organic. They represent 12.4% of revenue (HY07: 12.9%).

Input costs – raw materials and packaging expenses – were 34% higher, as a result of first time consolidations and higher prices. Organically, the input costs increased by 23.7% driven by higher volume (5.4%), the shift in the product mix toward more expensive pack types (DraughtKeg, one-way bottles), and higher world market prices (approximately 15% of the increase). In line with the previous forecast, the full year organic increase on a price per hectolitre basis is forecast to be around 15%.

Higher oil prices impacted energy costs (+16% organically) and transportation costs (+29%). The export of Amstel beer from Europe to South Africa largely explains the absolute increase in transportation costs.

Personnel expenses decreased 0.8% organically, thanks to the positive effects of the F2F programme. As a result the personnel expenses ratio to revenue went from 18.0% to 17.5% in the first half of 2008.

Net interest costs increased to EUR 110 million (HY07: EUR 41 million), as a result of the new debt related to the acquisitions (Scottish & Newcastle, and the acquisitions in Serbia, Romania, Czech Republic, Belarus and Algeria). "Other net financing costs" total EUR 23 million, due to the EUR 25 million exceptional item associated to the revaluation of derivatives related to EUR/GBP hedging for the acquisition of S&N.

Without exceptional items and amortisation of brand and customer relations, the effective tax rate was stable at 28.0% (HY07: 28.1%). Heineken expects an effective tax rate (beia) of approximately 26%-27% for the full year 2008 .

Minority interests in Heineken N.V. group companies relate mainly to Grupa Zywiec (Poland), Nigerian Breweries and Consolidated Breweries (Africa) and increased organically by EUR 8 million, to EUR 67 million.

Development of Net Profit

	2008 HY	2007 HY
Net Profit of Heineken N.V.	407	302
Amortisation of brands and customer relationships	15	6
Exceptional items	118	240
Net Profit (beia)	**540**	**548**

		Change
Net Profit (beia) 2007 HY	**548**	
Organic Net Profit growth	29	5.3%
Exchange rate effects	-24	-4.4%
First-time consolidations	-13	-2.4%
Net Profit (beia) 2008 HY	**540**	**-1.5%**

Net profit (beia) was 1.5% lower, given the negative effects of currency fluctuation and additional interest charges on the higher debt (reported as first time consolidation), which outweighed organic growth, at EUR 29 million (5.3%).
Reported Net Profit of Heineken N.V. grew 35%, benefiting from lower exceptional costs compared with the first half of 2007. Diluted earnings per share EPS (beia) amounted to EUR 0.83 (from EUR 0.62).

Exceptional items
In the first half of 2008, Heineken recorded EUR 134 million of exceptional costs, of which EUR 59 million related to the F2F restructuring costs in France, EUR 60 million was booked in relation to the reorganisation at S&N, and the remaining EUR 15 million are related to S&N integration costs.
In the first half of 2007, exceptional costs totalled EUR 251 million, due to the fine from the European Commission, which is currently under appeal.
At net profit level, exceptional costs total EUR 118 million, almost halved versus HY2007 (EUR 240 million). The exceptional costs include EUR 25 million associated to the revaluation of derivatives related to EUR/GBP hedging for the acquisition of S&N.
For the full year of 2008 Heineken expects that restructuring costs related to the F2F the programme will total approximately EUR 100 million before taxes.

Exchange rate movements

The negative effect of exchange rate fluctuations on EBIT (beia) and Net Profit (beia) was EUR 31 million and EUR 24 million respectively, and is largely attributable to the devaluation of the US Dollar.
Heineken delays the impact of US Dollar fluctuation by hedging its net transaction exposure from export activities up to 18 months in advance.
In the first half of 2008, the average EUR/USD rate inclusive of hedging costs was 1.34, compared to the average of 1.26 realised in the first half of 2007.

For the full year, the expected net inflow should reach USD 830 million, of which is 95% hedged at EUR/USD 1.35. For 2009 the net inflow is estimate at USD 850 million, of which 80% currently hedged at EUR/USD rate of 1.45.

Balance sheet and cash flow

In the first half of 2008 cash flow from operating activities was EUR 432 million (HY2007: EUR 572 million), as a result of an increase in working capital due to higher inventory volumes and higher cash outflows from provisions and employee benefits.

Gross capital expenditures related to property, plant and equipments increased to EUR 572 million from EUR 385 million in the first half 2007. For 2008 Heineken expects gross capital expenditure of EUR 1.2 billion, which includes investments in Greenfield breweries in Tunisia, the Democratic Republic of Congo and South Africa, as well as capacity expansion in Central and Eastern Europe and Nigeria.

Heineken's interest bearing debt increased due to the payment of S&N and the assumed S&N existing debt. The total gross interest bearing debt was EUR 10.1 billion. Cash and investments held for trading amounted to EUR 802 million (HY2007: EUR 1,000 million), while the Net Debt increased to EUR 9,294 million (HY2007: EUR 1,845 million).

Considering the current structure of the outstanding debt, Heineken forecasts a 5.6% average interest rate for the second half of 2008.

The equity attributable to the equity holders of Heineken Holding N.V. amounts to EUR 2,767 million, or EUR 11.28 per share, versus EUR 11.03 at 31 December 2007.

Press enquiries
Véronique Schyns
Tel: +31 20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 20 5239 590
investors@heineken.com

The press conference will be broadcast live via the website today from 09:00 CET. The presentation for analysts can be seen live from 15:00 CET. The presentations can be monitored live on www.heinekeninternational.com, from which they can be downloaded afterwards.

Editorial information:
Heineken N.V. is the world's most international brewer. The brand that bears the founder's family name – Heineken – is enjoyed in almost every country on the planet and is the world's most valuable international premium beer brand. In 2007, Heineken operated 119 breweries in more than 65 countries and sold 139 million hectolitres of beer, making it the largest brewer in Europe and the world's fourth largest by volume. Heineken is committed to the responsible marketing and consumption of more than 170 local and international brands. Through the strategic management of this portfolio, with the emphasis on the Heineken brand and a relentless focus on cost control, the company aims to deliver excellent, sustainable financial performance. In 2007, revenue totalled EUR11.2 billion and Net Profit before exceptional items and amortisation of brands was EUR1.1 billion. In 2007, the average number of people employed 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on: http://www.heinekeninternational.com.

Appendices

1. Condensed consolidated interim income statement
2. Condensed consolidated interim balance sheet
3. Movement in total equity
4. Condensed consolidated interim statement of recognised income and expense
5. Condensed consolidated interim statement of cash flows
6. Information by region
7. Acquisitions
8. Notes to the condensed consolidated interim financial statements
9. Glossary

Appendix 1

Condensed consolidated interim income statement of Heineken Holding N.V.*

For the six months period ended 30 June 2008 *In millions of Euro*	**2008**	**2007 Restated ****
Revenue	6,411	5,476
Other income	14	-
Raw material, consumables and services	4,203	3,619
Personnel expenses	1,122	986
Amortisation, depreciation and impairments	378	321
Total expenses	5,703	4,926
Results from operating activities	722	550
Interest income	31	37
Interest expenses	(141)	(78)
Other net finance (expenses)/income	(23)	-
Net finance expenses	(133)	(41)
Share of profit of associates and joint ventures (net of income tax)	50	55
Profit before income tax	639	564
Income tax expense	(165)	(202)
Profit	474	362
Attributable to:		
Equity holders of Heineken Holding N.V. (Net Profit)	204	151
Minority interests in Heineken N.V.	203	151
Minority interests in Heineken N.V. group companies	67	60
Profit	474	362
Number of issued shares	245,011,848	245,011,848
Number of outstanding shares	245,011,848	245,011,848
Basic earnings per share (in Euro)	0.83	0.62
Diluted earnings per share (in Euro)	0.83	0.62

*Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

Appendix 1 continued

Raw materials, consumables and services of Heineken Holding N.V.*

In millions of Euro	**2008**	**2007 Restated****
Raw materials	581	375
Non-returnable packaging	873	712
Goods for resale	819	705
Inventory movements	(130)	(65)
Marketing and selling expenses	798	705
Transport expenses	404	313
Energy and water	158	127
Repair and maintenance	133	118
EC fine	-	219
Other expenses	567	410
	4,203	3,619

*Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

Appendix 2

Condensed consolidated interim balance sheet of Heineken Holding N.V.*
As at 30 June 2008

In millions of Euro	**30 June 2008**	**31 December 2007 Restated ****	**30 June 2007 Restated ****
Assets			
Property, plant & equipment	6,621	4,673	4,313
Intangible assets	7,079	2,110	1,969
Investments in associates and joint ventures	1,500	892	921
Other investments	976	397	379
Advances to customers	398	209	183
Deferred tax assets	314	316	376
Total non-current assets	**16,888**	**8,597**	**8,141**
Inventories	1,439	883	978
Other investments	159	103	53
Trade and other receivables	3,225	1,680	2,429
Prepayments and accrued income	298	110	133
Cash and cash equivalents	795	560	995
Assets classified as held for sale	35	21	30
Total current assets	**5,951**	**3,357**	**4,618**
Total assets	**22,839**	**11,954**	**12,759**
Equity			
Share capital	392	392	392
Reserves	345	361	337
Retained earnings	2,030	1,954	1,805
Equity attributable to the equity holders of Heineken Holding N.V.	**2,767**	**2,707**	**2,534**
Minority interests in Heineken N.V.	**2,758**	**2,697**	**2,529**
Minority interests in Heineken N.V. group companies	**284**	**307**	**279**
Total equity	**5,809**	**5,711**	**5,342**
Liabilities			
Loans and borrowings	8,778	1,295	1,803
Employee benefits	725	586	579
Provisions	329	158	185
Deferred tax liabilities	969	427	430
Total non-current liabilities	**10,801**	**2,466**	**2,997**
Bank overdrafts	438	251	635
Loans and borrowings	1,286	787	422
Trade and other payables	4,353	2,525	3,075
Tax liabilities	104	71	131
Provisions	48	143	157
Total current liabilities	**6,229**	**3,777**	**4,420**
Total liabilities	**17,030**	**6,243**	**7,417**
Total equity and liabilities	**22,839**	**11,954**	**12,759**

*Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

Appendix 3

Movement in total equity of Heineken Holding N.V.*
In millions of Euro

	Share capital	Translation reserve	Hedging reserves	Fair Value reserve	Other legal reserves	Retained earnings	Equity**	Minority interests in Heineken N.V.	Minority interests in Heineken N.V. group companies Restated**	Total equity
Balance as at 1 January 2007	392	48	14	48	231	1,774	2,507	2,502	284	5,293
Total recognised income and expense	-	(5)	(3)	(5)	(3)	2	(14)	(13)	(1)	(28)
Profit	-	-		-	26	125	151	151	60	362
Transfer to retained earnings	-	-		-	(14)	14	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(108)	(108)	(108)	(65)	(281)
Purchase minority shares	-	-	-	-	-	-	-	-	1	1
Purchase own shares by Heineken N.V.	-	-	-	-	-	(3)	(3)	(5)	-	(8)
Share based payments by Heineken N.V.	-	-	-	-	-	1	1	2	-	3
Changes in consolidation	-	-	-	-	-	-		-	-	-
Balance as at 30 June 2007	392	43	11	43	240	1,805	2,534	2,529	279	5,342
Balance as at 1 July 2007	392	43	11	43	240	1,805	2,534	2,529	279	5,342
Total recognised income and expense	-	(39)	11	6	12	(12)	(22)	(22)	(1)	(45)
Profit	-	-	-	-	18	235	253	252	62	567
Transfer to retained earnings	-	-	-	-	16	(16)	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(59)	(59)	(58)	(19)	(136)
Purchase minority shares	-	-	-	-	-	-	-	-	(22)	(22)
Purchase own shares	-	-	-	-	-	(2)	(2)	(5)	-	(7)
Share based payments	-	-	-	-	-	3	3	1	-	4
Changes in consolidation	-	-	-	-	-	-	-	-	8	8
Balance as at 31 December 2007	392	4	22	49	286	1,954	2,707	2,697	307	5,711

*Unaudited
** Equity attributable to equity holders of Heineken Holding N.V.
*** 2007 comparatives have been restated due to the deconsolidation of joint ventures

Appendix 3 continued

Movement in total equity of Heineken Holding N.V.*
In millions of Euro

	Share capital	Translation reserve	Hedging reserves	Fair Value reserve	Other legal reserves	Retained earnings	Equity**	Minority interests in Heineken N.V.	Minority interests in Heineken N.V. group companies	Total equity
Balance as at 1 January 2008	392	4	22	49	286	1,954	2,707	2,697	307	5,711
Total recognised income and expense	-	(37)	16	(5)	(3)	3	(26)	(26)	(8)	(60)
Profit	-	-	-	-	27	177	204	203	67	474
Transfer to retained earnings	-	-	-	-	(14)	14	-	-	-	-
Dividends to shareholders	-	-	-	-	-	(113)	(113)	(112)	(99)	(324)
Purchase minority shares	-	-	-	-	-	-	-	-	13	13
Purchase own shares	-	-	-	-	-	(6)	(6)	(5)	-	(11)
Share based payments	-	-	-	-	-	1	1	1	-	2
Changes in consolidation	-	-	-	-	-	-	-	-	4	4
Balance at 30 June 2008	392	(33)	38	44	296	2,030	2,767	2,758	284	5,809

*Unaudited
** Equity attributable to equity holders of Heineken Holding N.V.

Appendix 4

Condensed consolidated interim statement of recognised income and expense of Heineken Holding N.V.*

For the period ended 30 June 2008 *In millions of Euro*	**30 June 2008**	**31 December 2007 Restated ****	**30 June 2007 Restated ****
Foreign currency translation differences for foreign operations	(82)	(90)	(11)
Cash flow hedges:			
- Effective portion of changes in fair value	78	51	11
- Net changes in fair value transferred to the income statement	(47)	(36)	(17)
Net change in fair value available for sale investments	(9)	2	(11)
Income and expense recognised directly in equity	**(60)**	**(73)**	**(28)**
Profit	474	929	362
Total recognised income and expense	**414**	**856**	**334**
Attributable to:			
Equity holders of Heineken Holding N.V.	178	368	138
Minority interests in Heineken N.V.	177	368	137
Minority interest	59	120	59
Total recognised income and expense	**414**	**856**	**334**

*Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

Appendix 5

Condensed consolidated interim statement of cash flows of Heineken Holding N.V. *

For the six months period ended 30 June 2008
In millions of Euro

	2008	2007 Restated**
Operating activities		
Profit	474	362
Adjustments for:		
Depreciation, amortisation and impairments of property, plant & equipment and intangible assets	378	321
Net interest expenses	110	41
Gain on sale of property, plant & equipment, intangible asset and subsidiaries, joint ventures and associates	(14)	-
Investment income and share of profit of associates and joint ventures	(51)	(65)
Income tax expense	165	202
Other non-cash items	19	58
Cash flow from operations before changes in working capital and provisions	**1,081**	**919**
Change in inventories	(289)	(206)
Change in trade and other receivables	(1,003)	(728)
Change in trade and other payables	910	794
Total change in working capital	**(382)**	**(140)**
Change in provisions and employee benefits	(104)	(37)
Cash flow from operations	**595**	**742**
Interest paid and received	(80)	(30)
Dividend received	45	22
Income taxes paid	(128)	(162)
Cash flow used for interest, dividend and income tax	**(163)**	**(170)**
Cash flow from operating activities	**432**	**572**
Investing activities		
Proceeds from sale of property, plant & equipment and intangible assets	28	18
Purchase of property, plant & equipment	(572)	(385)
Purchase of intangible assets	(112)	(3)
Loans issued to customers and other investments	(94)	(74)
Repayment on loans to customers	170	21
Cash flow used in operational investing activities	**(580)**	**(423)**

*Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

Appendix 5 continued

Condensed consolidated interim statement of cash flows of Heineken Holding N.V.*

For the six months period ended 30 June 2008
In millions of Euro

	2008	2007 Restated**
Acquisition of subsidiaries and minority interests, net of cash acquired	(3,266)	(3)
Acquisition of associates, joint ventures and other investments	(81)	(8)
Disposal of associates, joint ventures and other investments	52	6
Cash flow used for acquisitions and disposals	(3,295)	(5)
Cash flow used in investing activities	(3,875)	(428)
Financing activities		
Proceeds from loans and borrowings	5,286	25
Repayment of loans and borrowings	(1,534)	(67)
Dividends paid	(293)	(276)
Purchase own shares by Heineken N.V.	(11)	(8)
Other	72	2
Cash flow from / (used in) financing activities	3,520	(324)
Net cash flow	77	(180)
Cash and cash equivalents as at 1 January	309	541
Effect of foreign exchange movements	(29)	(1)
Cash and cash equivalents as at 30 June	357	360

*Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

Appendix 6

Information by region of Heineken Holding N.V.*

For the six months period ended 30 June 2008
In millions of Euro

	2008	2007 Restated**
Revenue		
Western Europe	3,372	2,703
Central and Eastern Europe	1,761	1,544
Africa and the Middle East	753	603
The Americas	749	805
Asia Pacific	127	115
Head Office Heineken N.V./eliminations/others	(351)	(294)
Total revenue	**6,411**	**5,476**
EBIT		
Western Europe	287	80
Central and Eastern Europe	172	195
Africa and the Middle East	207	152
The Americas	110	120
Asia Pacific	40	30
Head Office Heineken N.V./eliminations/others	(44)	28
Total EBIT	**772**	**605**
EBIT (excl. exceptional items and amortisation of brands and customer relations)		
Western Europe	360	332
Central and Eastern Europe	177	201
Africa and the Middle East	206	153
The Americas	109	118
Asia Pacific	40	31
Head Office Heineken N.V./eliminations/others	33	26
Total EBIT (BEIA)	**925**	**861**
Total assets		
Western Europe	12,734	4,409
Central and Eastern Europe	5,978	5,126
Africa and the Middle East	1,717	1,087
The Americas	899	982
Asia Pacific	950	394
Head Office Heineken N.V.	269	408
	22,547	12,406
Unallocated assets	292	353
Total assets	**22,839**	**12,759**

*Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

Appendix 7

Acquisitions
Scottish & Newcastle ('S&N') acquisition*
Provisional opening balance sheet per 1 May 2008 of S&N businesses acquired:

	Pre-acquisition carrying values	Fair value adjustments	1 May 2008 Opening B/S
Property, plant & equipment	1,681	-73	1,608
Intangible assets	474	1,198	1,672
Investments in associates and joint ventures	211	389	600
Other investments	409	173	582
Advances to customers	150	-	150
Deferred tax assets	1	7	8
Inventories	307	8	315
Trade and other receivables	931	-	931
Cash and cash equivalents	157	-	157
Assets	**4,321**	**1,702**	**6,023**
Loans and borrowings, interest bearing	3,255	(82)	3,173
Loans and borrowings, non-interest baring	367	-	367
Employee benefits	44	172	216
Provisions	116	(9)	107
Deferred tax liabilities	76	476	552
Current part loans etc, interest bearing	590	-	590
Current part loans etc, non-interest bearing	1	-	1
Bank overdraft	288	-	288
Other current liabilities	972	14	986
Liabilities	**5,709**	**571**	**6,280**
Net identifiable assets and liabilities	**(1,388)**	**1,131**	**(257)**
Goodwill on acquisition			2,933
Consideration paid			2,676
Net bank overdraft acquired			131
Net cash outflow			**2,807**

With respect to this provisional opening balance, the following should be noted:
- The consideration paid (purchase price) can change, as the final settlement with the consortium partner has not been completed;
- S&N previously applied the equity accounting method for joint ventures and therefore the change in accounting policy has no impact;
- Amounts were converted into Euros at the rate of GBP/EUR 1.274 for the balance sheet.

*Unaudited

Appendix 7 continued

Scottish & Newcastle ('S&N') acquisition - continued*

On 28 April 2008, S&N was acquired by Sunrise Acquisition Ltd ('Sunrise'). The consortium agreement between Heineken and Carlsberg regulates the allocation of the consideration, brands, businesses and separation steps to be completed after the acquisition. Based on the consortium agreement, Heineken has gained control over the S&N businesses in the United Kingdom, Finland, Portugal, and Belgium as from the acquisition date for a consideration of EUR 2.7 billion.

The goodwill on the acquisition of S&N has mainly been allocated to the Western Europe region. The rationale for this allocation is that one of the key drivers for the acquisition of S&N is to obtain and defend a leading position in Western Europe. A large part of the synergies can only be realised through coordination and management of the Western European region.

The purchase price and the allocated fair values of assets and liabilities acquired have been determined on a provisional basis, as not all information was available yet on the balance sheet date.

The S&N acquired businesses have been included for two months in the first six months period ended 30 June 2008. The contribution to revenue amounted to EUR 608 million and results from operating activities and share of profit of associates and joint ventures amounted to EUR 15 million, excluding the impact of exceptional restructuring costs related to the acquisition of EUR 58 million. Amortisation of brands and customer relationships included amounted to EUR 13 million.

Should the S&N acquired businesses have been included as from 1 January 2008, management estimates that the pro-forma contribution to revenue would have amounted to EUR 1,512 million and pro-forma results from operating activities and share of profit of associates and joint ventures amounted to -/- EUR 6 million, excluding the impact of exceptional restructuring costs related to the acquisition of S&N and the announced closure of the Berkshire brewery. Amortisation of brands and customer relationships included amounted to EUR 38 million. This pro-forma information does not purport to represent what our actual results would have been had the acquisition actually occurred on 1 January 2008, nor are they necessarily indicative of future results of operations. In determining the contributions, management has assumed that the fair value adjustments that arose on the date of the acquisitions would have been the same if the acquisitions had occurred on 1 January 2008.
For a complete overview of the impact of the S&N acquisition on Heineken, refer to the Press Release of 22 August 2008: 'Heineken increases synergy forecast for S&N acquisition - Publishes S&N pro forma financial information, announces new accounting policy for joint ventures'.

*Unaudited

Appendix 7 continued

Other acquisitions*

In addition to the acquisition of S&N, there were other acquisitions and disposals during the first six months of 2008. In Serbia, Algeria and Romania breweries were acquired and in Tunisia a soft drink company was acquired. Due to competitive sensitivity and the non-disclosure agreements with the parties involved, the acquisition prices are not individually disclosed. Disposals during the first six months of 2008 mainly concerned the sale of Saint Omer Brewery in France.

The other acquisitions and disposals had the following effect on Heineken's assets and liabilities on acquisition date:

In millions of Euro	**Pre-acquisition carrying amounts**	**Fair value adjustments**	**Total other acquisitions**	**Total disposals**
Property, plant & equipment	190	(17)	173	(27)
Intangible assets	-	18	18	-
Other investments	1	-	1	(7)
Deferred tax assets	-	8	8	(5)
Inventories	22	-	22	(47)
Trade and other receivables, prepayments and accrued income	22	4	26	(43)
Cash and cash equivalents	2	-	2	(10)
Minority interests	(6)	-	(6)	2
Loans and borrowings	(46)	-	(46)	23
Employee benefits	(1)	-	(1)	-
Deferred tax liabilities	-	(2)	(2)	4
Provisions	(1)	-	(1)	2
Current liabilities	(30)	(1)	(31)	111
Net identifiable assets and liabilities	**153**	**10**	**163**	**3**
Goodwill on acquisitions			283	-
Consideration paid/(received), satisfied in cash			**446**	**3**
Net bank overdraft acquired/ (Net cash disposed of)			13	(3)
Net cash outflow/(inflow)			**459**	-

The fair values of assets and liabilities of some acquisitions have been determined on a provisional basis, as not all information was available yet on the balance sheet date.

The contribution in the first six months of 2008 of the other acquisitions to results from operating activities and to revenue was immaterial. If the other acquisitions had occurred on 1 January 2008, management estimates that consolidated results from operating activities and consolidated revenue would not have been materially different for the six months ended 2008.

*Unaudited

Appendix 8

Notes to the condensed consolidated interim financial statements of Heineken Holding N.V.

Reporting entity
Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The address of the Company's registered office is Tweede Weteringplantsoen 5, Amsterdam. The condensed consolidated interim financial statements for the six months period ended 30 June 2008 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken' or the 'Group' and individually as 'Heineken' entities) and Heineken's interests in Joint Ventures ('JVs') and associates.

Heineken Holding N.V.'s consolidated financial statements for 2007 are available on request from Heineken's Corporate Relations department, P.O. Box 28, 1000 AA Amsterdam, The Netherlands or can be obtained from the website www.heinekeninternational.com/heinekenholdinghoofdpagina.aspx

Accounting policies
Except for the accounting policies mentioned below, the accounting policies applied by Heineken Holding N.V. in these condensed consolidated interim financial statements are the same as the policies applied in the consolidated financial statements for 2007. Applied are International Financial Reporting Standards (IFRS) adopted by the EU (i.e., only IFRS's that are adopted for use in the EU at the date of publication).

Certain amounts of the condensed consolidated interim financial statements for the six months period ended 30 June 2007 have been reclassified or line items have been added in order to conform with IFRS 7. However, in the consolidated financial statements for 2007, this effect has already been included.

These appendices do not contain all the information required for a complete full-year set of financial statements and should be read in conjunction with Heineken's consolidated financial statements.

Accounting policy joint ventures (JV's)
Heineken has decided to change the accounting treatment for JV's from the proportional consolidation method to the equity method as from 1 January 2008. Heineken based its decision on Exposure Draft 9 ('ED 9') as issued in September 2007 by the International Accounting Standards Board (IASB), which proposes to only allow the equity accounting method for JV's. It is expected that ED 9 will result in a new standard in 2009. The new accounting policy is also in line with most of Heineken's peers.
For a complete overview of the restatements as a result of this change in accounting policy, refer to the Press Release of 22 August 2008: 'Heineken Holding N.V. announces new accounting policy for joint ventures'.

Appendix 8 - continued

Accounting policy joint ventures (JV's) - continued

The equity method implies that the interest in the jointly controlled entity is initially recorded at cost (including the amount of goodwill) in the consolidated financial statements at the date that joint control commences. The consolidated financial statements include Heineken's share of the total recognised income and expenses of JV's on an equity-accounted basis, from the date that joint control commences until the date that joint control ceases. When Heineken's share of losses exceeds the carrying amount of the JV, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the JV.

Accounting policy intangible assets

Brands

Brands acquired, separately or as part of a business combination, are capitalized if they meet the definition of an intangible asset and the recognition criteria are satisfied.

Brands acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands acquired separately are measured at cost.

Following the S&N acquisition, strategic brands and customer-related and contract-based intangibles have been acquired. Strategic brands are well known international/local brands with a strong market position and an established brand name. No strategic brands and material customer-related and contract-based intangibles have been acquired in other acquisitions since the conversion to IFRS in 2004.

Strategic brands are amortized on an individual basis over the life of the estimated useful life of the brand. Other brands are amortized on a portfolio basis per country.

Customer-related and contract-based intangibles

Customer-related and contract-based intangibles are capitalized if they meet the definition of an intangible asset and the recognition criteria are satisfied. If the amounts are not material these are included in the brand valuation. The relationship between brands and customer-related intangibles is carefully considered so that brands and customer-related intangibles are not both recognized on the basis of the same cash flows.

Customer-related and contract-based intangibles acquired as part of a business combination are valued at fair value based on the Multi-period Excess Earnings Method ('MEEM'). Customer-related and contract-based intangibles acquired separately are measured at cost.

Customer-related and contract-based intangible are amortized over the period of the contractual arrangements or the remaining useful life of the customer relationships.

Appendix 8 - continued

Accounting policy intangible assets - continued

Amortisation

Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use. The estimated useful lives are as follows:

▪ Strategic brands	40 - 50 years
▪ Other Brands	15 - 25 years
▪ Customer-related and contract-based intangibles	5 - 30 years
▪ Software	3 years
▪ Capitalised development costs	3 years

Use of estimates

The preparation of interim financial statements involves the forming of judgements by management, based on estimates and assumptions affecting the application of the accounting policies and the reported carrying amounts of assets and liabilities and amounts of income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the principal judgements formed by management in applying Heineken Holding N.V.'s accounting policies and the principal sources of the estimates used were the same as the judgements and sources used in preparing the consolidated financial statements for 2007.

Risk management

Heineken Holding N.V.'s objectives and policy with regard to the management of financial risks are the same as the objectives and policy set forth in the consolidated financial statements for 2007.

Reclassifications

As from 2007, fixed costs related to inventory movements are part of inventory movements, while previously they were reported as part of other expenses. Inventory movements now include both the variable and fixed part.

Appendix 8 - continued

Subsequent events

Acquisition Efes Serbia/Kazakhstan
On 22 August 2008, the joint venture agreement between Heineken and Efes International for the Serbian market was formalised with the creation of Central Europe Beverages B.V., in which Heineken owns 72% stake.

Acquisition Eichhof
At 4 July 2008, Heineken announced that 96.54% of all shares in the newly formed Eichhof Getränke Holding AG are tendered, as the offer period for the public tender offer has expired. The tender offer for the beverage division of Eichhof will be completed now that the Swiss Competition Commission has issued its approval. The 162,230 shares tendered during the offer period represent an investment of EUR 167 million (CHF 269 million).

Acquisition Rechitsa brewery
On 1 July 2008 this acquisition has been completed. Heineken paid US$ 9.9 million (EUR 6.4 million) for the increase in the share capital of Rechitsa, ultimately leading to a 51% share in the company. The transaction is financed from existing credit facilities.

Acquisition Drinks Union
At 1 July 2008, this acquisition has been completed by way of acquiring 97.38% of the shares. The transaction is funded from existing credit facilities. Due to the competitive sensitivity and the non-disclosure agreements with the parties involved, the acquisition price is not disclosed.

Appendix 9: Glossary

Beia
Before exceptional items and amortization of brands and customer relationships.

Cash conversion ratio
Free operating cash flow/Net profit (beia) before deduction of minority interests.

Depletions
Sales by distributors to the retail trade.

Dividend payout
Proposed dividend as percentage of net profit (beia).

Earnings per share
Basic
Net profit divided by the number of issued and outstanding shares – basic – during the year.

Diluted
Net profit divided by the number of issued and outstanding shares – diluted – during the year

EBIT
Earnings before interest and taxes and net finance expenses.

EBITDA
Earnings before interest and taxes and net finance expenses before depreciation and amortisation.

Effective tax rate
Taxable profit adjusted for share of profit of associates and joint ventures, dividend income and impairments of other investments.

Fit2Fight
Cost saving program aimed at reducing the fixed cost base versus 2005 by EUR450 million by 2008.

Fixed costs under Fit2Fight
Fixed costs under Fit2Fight include personnel costs, depreciation and amortisation, repair and maintenance costs and other fixed costs. Exceptional items are excluded from these costs.

Fixed costs ratio
Fixed costs under Fit2Fight as a percentage of revenue.

Appendix 9 - continued

Free operating cash flow
This represents the total of cash flow from operating activities, and cash flow from operational investing activities.

Gearing
Net debt/total equity.

Heineken
Heineken Holding N.V., Heineken N.V., its subsidiaries and interests in joint ventures and associates

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts less investments held for trading and cash.

Net profit
Profit after deduction of minority interests (profit attributable to equity holders of Heineken Holding N.V.).

Organic growth
Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and customer relationships and changes in accounting policies.

Organic volume growth
Increase in consolidated volume, excluding the effect of the first time consolidation of acquisitions.

Profit
Total profit of the Group before deduction of minority interests.

®
All brand names mentioned in this report, including those brand names not marked by an ®, represent registered trade marks and are legally protected.

Region
A region is defined as Heineken's managerial classification of countries into geographical units.

Revenue
Net realised sales proceeds in Euros.

Top-line growth
Growth in net revenue.

Appendix 9 - continued

Volume

Amstel® volume
The group beer volume of the Amstel brand.

Consolidated beer volume
100 per cent of beer volume produced and sold by fully consolidated companies.

Group beer volume
The part of the total Group volume that relates to beer.

Heineken® volume
The Group beer volume of the Heineken brand.

Heineken® volume in premium segment
The Group beer volume of the Heineken brand in the premium segment (Heineken volume in the Netherlands is excluded).

Total beer volume
The Group beer volume in a country.

Total group volume
100 per cent of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.

Disclaimer

This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

Heineken Holding N.V.

registered in Amsterdam

The Board of Directors of Heineken Holding N.V. hereby gives notice that an interim dividend of €0.28 per ordinary share of €1.60 nominal value has been declared for the 2008 financial year.

The interim dividend, less 15% dividend withholding tax, will be made payable as of 3 September 2008 at ABN AMRO Bank N.V., Amsterdam.

The company's ordinary shares will be quoted ex-dividend on the stock exchange of Euronext Amsterdam as of 28 August 2008. The record date is 1 September 2008 after closing of the stock exchange of Euronext Amsterdam.

Amsterdam, 27 August 2008

END